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VIA FACSIMILE AND EDGAR

March 12, 2001

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Attention:  Mr. Jeffrey P. Riedler, Assistant Director
            Mail Stop 3-9

Re:  Kaire Holdings, Inc.
     Withdrawal of Registration Statement and amendments on Form SB-2, File No. 333-51758

Via Fax and Edgar:  202-942-9527

Dear Mr. Riedler:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kaire Holdings, Inc., (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form SB-2 initially filed with the Commission on December 13, 2000, (file No. 333-51758) (the "Form SB -2"), along with the amendments to the Form SB-2 filed on January 16, 2001 and February 16, 2001 together with all exhibits thereto filed with the Commission on such dates.

     The Form SB-2 is being withdrawn due to the determination that the Company did not have a completed private placement with respect to the subscription agreement. It was determined that the investors were not irrevocably committed to accept all the shares offered to them under the subscription agreement, specifically, the put warrants. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form SB-2 have been sold.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the From SB-2 as soon as it is available. The facsimile number of the Registrant is (818) 255-4997.


                    Very truly yours,
                    Kaire Holdings, Inc.

                    /s/ Steven Westlund
                    -------------------
                    Steven Westlund
                    Chief Executive Officer

cc:  Owen Naccarato, Esq.
     Susan C. Purdy, Esq.